Exhibit 2.1

DESCRIPTION OF SHARE CAPITAL

The following description of the share capital of Nasus Pharma Ltd., or the Company, and the provisions of our amended and restated articles of association and Israeli law are summaries, do not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of association, Israeli law and any other documents referenced.

Type and class of securities

Ordinary Shares

As of March 25, 2026, our authorized share capital consists of 50,000,000 Ordinary Shares, no par value each, or the Ordinary Shares, of which 11,710,808 Ordinary Shares were issued and outstanding as of such date.

All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Our Ordinary Shares were issued as part of our initial public offering and have been listed on the NYSE American LLC under the symbol “NSRX” since August 13, 2025.

Warrants and Options

As of March 25, 2026, we have issued and outstanding warrants, or the Warrants, to purchase an aggregate of 2,695,425 Ordinary Shares, with exercise price of $6.53 per Ordinary Share. The Warrants expire upon the earlier of two years from the date of issuance and 30 trading days following the announcement of the top-line results of our NS002 pivotal study.

As of March 25, 2026, we have issued options to purchase an aggregate of 810,567 Ordinary Shares to certain employees, directors and consultants, under our 2019 Incentive Option Plan, at a weighted average exercise price of $5.31 per Ordinary Share (an additional 112,611 Ordinary Shares are reserved for future issuance under our 2019 Incentive Option Plan).

As of March 25, 2026, in addition to the Warrants, there are 37,614 Ordinary Shares issuable upon the exercise of warrants issued to the underwriters in connection with our initial public offering, with an exercise price of $10.00 per share, which expire on August 10, 2030.

Amended and Restated Articles of Association

Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Israeli Companies Law, 5759-1999, or the Companies Law, or under our amended and restated articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate in the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting of our shareholders and serve on the board of directors until the third annual general meeting (except for external directors) or until their successors are duly elected and qualified, or until he or she resigns or unless he or she is removed by a resolution adopted at an annual general meeting by a majority of 70% of the voting power represented at the meeting in person or by proxy and voting thereon, in accordance with the Companies Law and our amended and restated articles of association.

Our amended and restated articles of association provide for a staggered board of directors consisting of three classes of directors. Our directors are generally elected and/or re-elected by the general meeting and, other than under certain exceptions, serve in office until the third annual general meeting after the general meeting in which such director was appointed, at which time such directors may be re-elected or replaced.

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power, or the Non Exempted Holding.

However, under exemptions applicable to Israeli companies whose securities are listed for trade on stock exchanges outside of Israel, or the Exemptions Regulations, the board of directors of an Israeli company shall convene a special meeting at the request of one or more shareholders holding at least 10% of the issued and outstanding share capital, and at least 1% of the voting rights in the company, or one or more shareholders holding at least 10% of the voting rights in the company, provided that if the applicable law to companies incorporated in the country which the company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than 10%, then the Non Exempted Holding shall apply.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter on the agenda of the general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such matter at the general meeting of shareholders. However, under the Exemptions Regulations, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include a nomination of a candidate for a position on the board of directors or the termination of a director, as an item on the agenda of a future general meeting, provided that the shareholder holds at least 5% of the voting rights of the company.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and sixty days prior to the date of the meeting. Resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our amended and restated articles of association;

●	the exercise of our board of directors’ powers by a general meeting if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

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●	appointment or termination of our auditors;

●	appointment of directors, including external directors (other than with respect to circumstances specified in our amended and restated articles of association);

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	dissolution of the Company by the court and voluntary dissolution of the Company in a regular or an expedited procedure.

Notices

Under our amended and restated articles of association, we are not required to give notice to our registered shareholders pursuant to the Companies Law, unless otherwise required by law. The provisions of the Companies Law and the regulations promulgated thereunder require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 (as applicable) days prior to the meeting, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law and our amended and restated articles of association, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned either (i) to the same day of the following week, at the same hour and in the same place (ii) to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting or (iii) to such day and at such time and place as the chairperson of the general meeting shall determine (which may be earlier or later than the date pursuant to clause (i) above). If no quorum is present within half an hour of the time arranged, the meeting shall be adjourned and at the adjourned meeting, any number of shareholders participating in the meeting shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum is not present, the meeting shall be canceled.

Adoption of Resolutions

Our amended and restated articles of association provide that resolutions amending provisions of the amended and restated articles of association related to the staggered board of directors and the composition of the board of directors, as well as a resolution to dismiss a director, will require an affirmative vote of 70% of the voting power represented at a general meeting and voting thereon. Other than that, and unless otherwise required under the Companies Law and our amended and restated articles of association, all resolutions of the Company’s shareholders require a simple majority vote. A shareholder may vote in a general meeting in person, by proxy, or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The increase in the authorized share capital, the creation of a new class of shares, an increase in the authorized share capital of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class.

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Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities in our amended and restated articles of association. In certain circumstances the Warrants have restrictions upon the exercise of such warrants if such exercise would result in the holders thereof owning more than 4.99% or 9.99% of our Ordinary Shares upon such exercise, as further described below.

Provisions Restricting Change in Control of Our Company

Our amended and restated articles of association provide for a staggered board of directors, which mechanism may delay, defer or prevent a change of control of the Company’s board of directors. Other than that, there are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, as described below, certain provisions of the Companies Law may have such effect.

Merger

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The term “Special Majority” hereof will be defined as described in section 275(a)(3) of the Companies Law as:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the merger (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the merger, does not exceed 2% of the aggregate voting rights of the company.

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Special Tender Offer

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

 However, under the Exemptions Regulations, the aforesaid limitations regarding a special tender offer shall not apply if the law applicable to companies incorporated in the country in which the foreign company is listed for trade includes restrictions on the acquisition of control of any portion of the company, or that the acquisition of control requires the purchaser to conduct a tender offer to the company’s shareholders.

Full Tender Offer

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Tax Treatment

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our authorized share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

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●	cancel any authorized share capital which has not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law.

Exclusive Forum

Our amended and restated articles of association provide that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Act and that any person or entity purchasing or otherwise acquiring any interest in any security of the Company, shall be deemed to have notice of and consented to this exclusive forum provision.

Staggered Board

Our amended and restated articles of association provide for a split of the board of directors into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. The director whom is to be retired and re-elected shall generally be the director that served the longest period since its appointment or last re-election or, if more than one director served the longest time, or if a director who is not to be re-elected agrees to be re-elected, the meeting of the board of directors which sets the date and agenda for the annual general meeting (acting by a simple majority) will decide which of such directors will be brought for re-election at the relevant general meeting.

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